SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 3)

The Spectranetics Corporation

(Name of Issuer)

Shares of Common Stock, $0.001 par value

(Title of Class of Securities)

84760C107

(CUSIP NUMBER)

Paragon Associates and Paragon Associates II Joint Venture 500 Crescent Court, Suite 260 Dallas, Texas 75201 Tel. No.: (214) 871-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to -

Eliot D. Raffkind

Akin, Gump, Strauss, Hauer & Feld, L.L.P.

1700 Pacific Avenue, Suite 4100

Dallas, Texas 75201-4618

(214) 969-2800

October 2, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 84760C107	13D/A

1	NAME OF REPORTING PERSONS Paragon Associates and Paragon Associates II Joint Venture
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,700,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,700,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 84760C107	13D/A

1	NAME OF REPORTING PERSONS Bradbury Dyer III / SJ Madstone LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 84760C107	13D/A

1	NAME OF REPORTING PERSONS Bradbury Dyer III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,700,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,700,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

AMENDMENT NO. 3 TO SCHEDULE 13D

This Amendment No. 3 to Schedule 13D (this “Amendment”) is being filed on behalf of (i) Paragon Associates and Paragon Associates II Joint Venture, a joint venture (“Paragon JV”) formed by Paragon Associates, Ltd., a Texas limited partnership (“Paragon”) and Paragon Associates II, Ltd. a Texas limited partnership (“Paragon II”), (ii) Bradbury Dyer III / SJ Madstone LP, a Texas limited partnership (“Madstone”) and (iii) Bradbury Dyer III (“Mr. Dyer”, and together with Paragon JV and Madstone, the “Reporting Persons”), relating to shares of common stock, $0.001 par value (the “Common Stock”) of The Spectranetics Corporation, a Delaware corporation (the “Issuer”). This Amendment modifies the original Schedule13D filed on November 2, 2010 (the “Original 13D”), which has been previously modified by Amendment No. 1 to the Original 13D on May 17, 2011 and Amendment No. 2 to the Original 13D on August 17, 2012.

This Amendment relates to (i) Common Stock purchased by Mr. Dyer for the account of Paragon JV on behalf of Paragon and Paragon II. Mr. Dyer, as the authorized agent to Paragon JV, controls the investment decisions of Paragon JV and (ii) Common Stock purchased by Madstone, for which Mr. Dyer serves as the general partner.

Item 3.	Source and Amount of Funds

Item 3 of the Original 13D is hereby amended and restated as below:

The net investment costs (including commissions, if any) of the shares of Common Stock purchased by the Reporting Persons is $8,961,096.25. The source of these funds was the working capital of the Reporting Persons.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original 13D is hereby amended and restated as below:

34,580,631 shares of Common Stock were outstanding as of August 2, 2012, based upon the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 7, 2012.

(a)	(i) As of October 2, 2012, Paragon JV, by virtue of carrying out the purposes of Paragon and Paragon II per the joint venture agreement of Paragon JV, a copy of which is herewith filed as Exhibit 2 of the Original 13D and incorporated herein by reference, beneficially owns 1,700,000 shares of Common Stock held by Paragon JV, which represent 4.9% of the Issuer’s outstanding shares of Common Stock.

(ii) As of October 2, 2012, Mr. Dyer beneficially owns 1,700,000 shares of Common Stock held by Paragon JV. Mr. Dyer does not have direct beneficial ownership of the 1,700,000 shares of the Issuer’s Common Stock held by Paragon JV; however, Mr. Dyer, as the general partner of Paragon I and Paragon II, as agent for Paragon JV, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have shared beneficial ownership of such shares. These 1,700,000 shares of Common Stock represent 4.9% of the Issuer’s outstanding shares of Common Stock.

(b)	(i) Paragon JV has the sole power to vote and dispose of the 1,700,000 shares of Common Stock it holds.

(ii) Mr. Dyer, as the authorized agent of Paragon JV, has the shared power to vote and dispose of the 1,700,000 shares of Common Stock held by Paragon JV.

(c) Transactions in the Issuer’s securities by the Reporting Persons during the last sixty days are listed in Annex A attached hereto.

(d) Not Applicable.

(e) This Amendment is being filed to report that the Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer’s Common Stock on October 2, 2012.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 2, 2012	PARAGON ASSOCIATES AND PARAGON ASSOCIATES II JOINT VENTURE

	By:	/s/ Bradbury Dyer III
	Name:	Bradbury Dyer III
	Title:	Authorized Agent

BRADBURY DYER III / SJ MADSTONE LP

	By:	/s/ Bradbury Dyer III
	Name:	Bradbury Dyer III
	Title:	General Partner

BRADBURY DYER III

	By:	/s/ Bradbury Dyer III

Annex A

Date	Shares Sold	Price Per Share	Total Amount
8/20/2012	10,736	$12.46	$133,789.02
9/25/2012	50,000	$14.07	$703,484.19
9/27/2012	64,100	$14.43	$925,102.10
9/28/2012	50,000	$14.61	$730,433.60
10/1/2012	35,900	$14.80	$531,160.88
10/2/2012	25,000	$14.91	$372,852.62